UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

Gorilla Technology Group Inc. (“Gorilla” or the “Company”) has been receiving many inquiries regarding its recent contract announcement with Freyr Singapore. To ensure all shareholders have equal information, the following is additional information regarding this contract that the Company intends to share in various planned discussions and presentations.

On September 17, 2025, Gorilla announced that it has signed a US$1.4 billion, three-year contract with Freyr Singapore, an infrastructure platform company, to design, build and operate a network of AI-powered data centres across Southeast Asia, including Indonesia, Malaysia and Thailand. The $1.4 billion is entirely allocable to Gorilla, subject to Gorilla satisfying its obligations under the contract. In addition:

●	“Phase One” of the programme is valued at US$300 million and execution begins in the fourth quarter of 2025.

●	Gorilla will act as principal operator and AI infrastructure lead, providing full-stack GPU-dense compute, orchestration software and multi-year SLA-based operations.

●	Freyr will serve as the Company’s regional expansion and delivery partner.

This is a binding contract (not a memorandum of understanding or framework agreement) and provides immediate revenue visibility from Phase One.

The Company believes current cash on hand and expected inflows are sufficient to support working capital needs for this and other announced contracts without the need for capital raising transactions in the short-term.

The press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: September 26, 2025	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit Index

Exhibit	Description
99.1	Press release dated September 17, 2025.

3